

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Shan-Nen Bong
Chief Financial Officer
Aurora Mobile Limited
14/F, China Certification and Inspection Building
No. 6, Keji South 12th Road , Nanshan District
Shenzhen, Guangdong 518057
People's Republic of China

      Re: Aurora Mobile Limited
          Form 20-F filed on April 18, 2023
          Response letter dated November 29, 2023
          File No. 001-38587

Dear Shan-Nen Bong:

We have reviewed your November 29, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29, 2023 letter.

Response letter dated November 29, 2023

Risks related to our business and industry, page F-16

1. In response to the proposed risk factor from the Company, we have the following comments:
    - In the first paragraph after the risk factor heading, please strike the beginning of the sentence which states: "We are not an "investment company"". Please revise the sentence to be a statement of intent or belief, rather than a conclusionary statement.
    - In the second paragraph, please strike the following sentence: "As a foreign private issuer, we would not be eligible to register under the Investment Company Act unless the SEC issued an order permitting us to do so."

- In the third sentence of the second paragraph, please strike the reference to obtaining exemptive relief from the SEC.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology